List of Subsidiaries

         Subsidiaries of Stealth MediaLabs, Inc. are as follows:

BitzMart, Inc., a Colorado corporation.

Watermark Technologies, Inc., a Florida corporation, a wholly-owned subsidiary of BitzMart, Inc.

RollingDreams, Inc., an Illinois corporation.